Via Facsimile and U.S. Mail
Mail Stop 6010

November 10, 2008

Mr. Michael F. Neidorff
Chairman and Chief Executive Officer
Centene Corporation
7711 Carondelet Avenue
St. Louis, MO 63105

Re: Centene Corporation
**   Form 10-K for the Fiscal Year Ended December 31, 2007**
**   Form 10-Q for the Quarterly Period Ended September 30, 2008**
**   File No. 001-31826**

Dear Mr. Neidorff:

    We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations and Key Metrics

Revenues and Revenue Recognition, page 29

1.   Please explain to us why revenue for the period July 1, 2007 through December 31, 2007 related to the contract amendment from the State of Georgia was recorded in the first quarter of 2008 instead of the fourth quarter of 2007. It appears from the press release filed with your Form 8-K dated February 5, 2008 that the Company believes that this revenue should be recorded in the fourth quarter of 2007.

Critical Accounting Policies

Medical Claims Liabilities, page 35

2.   You disclose that "We, together with our independent actuaries, estimate medical claims liabilities using actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice." Please tell us the intent of this disclosure that refers to your independent actuaries. Also, please revise your disclosure to discuss what information you receive from the independent actuaries, your procedure for using the information provided by independent actuaries when calculating your medical claims liabilities, whether you have adjusted your estimates based on the analyses performed by independent actuaries and if so by how much.

3.   You disclose that "Changes in estimates of incurred claims for prior years were attributable to favorable development, including changes in medical utilization and cost trends as well as the effect of establishing the liabilities under moderately adverse conditions. We implement various medical management initiatives in our markets which may contribute to the favorable development of our medical claims liabilities." Please revise your disclosure to provide the following to clarify the reasons for your changes in estimates for each year presented:

        a. Expand your disclosure to quantify the change in estimate amount attributable to changes in medical utilization and cost trends versus the effect of establishing the liabilities under moderately adverse conditions.
        b. Clarify the various medical management initiatives implemented in your markets that may contribute to favorable development and quantify the impact of these initiatives on favorable development.

    c.   Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Item 15. Exhibits and Financial Statement Schedules, page 41

4.   We note that you filed as exhibits to your filing copies of your Georgia and Texas state contracts. Please also file copies of your Indiana, Ohio and Wisconsin state contracts or, in the alternative, please provide us with a supplemental analysis supporting your apparent conclusion that your business is not substantially dependent on each of these state contracts.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Notes to the Consolidated Financial Statements

3. Recent Accounting Pronouncements, page 4

5.   Please refer to your disclosure regarding the adoption of SFAS 157. Please revise your disclosure to provide the information required by paragraphs 32 through 34 of SFAS 157. Also, it appears from your disclosure that the fair value of all of short-term investments, long-term investments and restricted deposits are based on Level 1 inputs. Please explain to us how you met the criteria in paragraphs 24 through 27 of SFAS 157 for each type of asset disclosed in Note 7 that are based on Level 1 inputs.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551- 3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or John Krug, Senior Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant